# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Greater Cannabis Company, Inc., CIK 0001695473
CUSIP: 000000000
Title of class of securities: Series A and Series B Preferred Stock
Address of issuer's principal executive offices: 15 Walker Avenue, Suite 101, Baltimore, Maryland (MD), 21208
Date of event which requires filing of this statement: 06/29/2026
Filed by CIK 0002144888
Persons authorized to receive notices and communications: John D. Thomas, 11616 South State Street, Suite 1504, Draper, Utah (UT), 84020, 801-816-2536

## Reporting persons
- Trafalgar Asset Management, LLC (CIK 0002144888): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 28,435,885; shared voting power 0; sole dispositive power 7,629,665; shared dispositive power 0; aggregate amount beneficially owned 7,629,665 (100% of the class)
- Porfirio Sanchez Talavera (CIK 0002144957): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: other (OO); sole voting power 0; shared voting power 28,435,885; sole dispositive power 0; shared dispositive power 7,629,665; aggregate amount beneficially owned 7,629,665 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A and Series B Preferred Stock
Name of issuer: Greater Cannabis Company, Inc.
Address of issuer's principal executive offices: 15 Walker Avenue, Suite 101, Baltimore, Maryland (MD), 21208

## Item 2. Identity and Background
Name of person filing: This statement is being filed jointly by: Trafalgar Asset Management, LLC ("Trafalgar") and Porfirio Sanchez Talavera
Residence or business address: Trafalgar is a Delaware limited liability company. Its principal office is located at 11616 South State St Ste 1504, Draper, UT 84020. Mr. Sanchez Talavera's business address is 11616 South State St Ste 1504, Draper, UT 84020. Mr. Sanchez Talavera is a citizen of Mexico.
Present principal occupation or employment: Trafalgar Asset Management, LLC provides business consulting services and is wholly-owned by Porfirio Sanchez Talavera. Porfirio Sanchez Talavera is the Chief Executive Officer of The Greater Cannabis Company, Inc.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Trafalgar Asset Management, LLC is a Delaware limited liability company and Porfirio Sanchez Talavera is a citizen of Mexico.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired the securities described herein pursuant to privately negotiated transactions contemplated by that certain Series A Share Purchase Agreement and that certain Series B Share Purchase Agreement, each dated June 29, 2026. The source and amount of the funds used to acquire such securities are more fully described in such agreements, which were filed as Exhibits 10.1 and 10.2 to the Issuer's Current Report on Form 8-K filed on July 7, 2026, and are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
This filing is submitted in connection with the purchase by Trafalgar Asset Management, LLC, a Delaware limited liability company owned and controlled by Porfirio Sanchez Talavera of a controlling interest in The Greater Cannabis Company, Inc., pursuant to which Trafalgar Asset Management, LLC purchased (i) 7,628,665 shares of Series A Preferred Stock; and (ii) 1,000 shares of Series B Preferred Stock from certain shareholders of The Greater Cannabis Company, Inc. representing an aggregate of 28,435,885 votes or 96.62% of the aggregate voting power of outstanding voting securities of The Greater Cannabis Company, Inc. In connection with the acquisition of control, Porfirio Sanchez Talavera was appointed Chief Executive Officer, Chairman of the Board, and a director of the Issuer. The former Chief Executive Officer resigned from all officer positions and agreed to remain as a member of the Board of Directors solely until the expiration of the ten-day period required by Rule 14f-1 under the Securities Exchange Act of 1934, after which his resignation as a director shall become effective. As a result of the Share Purchase, the Reporting Persons possess voting control of the Issuer and have the ability to determine the election of directors and substantially all matters requiring stockholder approval. The Rule 14f-1 waiting period relates solely to the effectiveness of Aitan Zacharin's resignation as a director and does not affect the Reporting Persons' ownership of the securities reported herein or their voting control of the Issuer.

The Reporting Persons intend to review the business, operations, capitalization and strategic opportunities of the Issuer on an ongoing basis and, consistent with such review, may propose or undertake transactions or actions relating to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own 7,628,665 shares of Series A Preferred Stock, and 1,000 shares of Series B Preferred Stock of The Greater Cannabis Company, Inc. representing an aggregate of 28,435,885 votes or 96.62% of the aggregate voting power of outstanding voting securities of The Greater Cannabis Company, Inc.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have the power to vote, or direct the vote, and dispose of, or direct the disposition of 7,628,665 shares of Series A Preferred Stock, and 1,000 shares of Series B Preferred Stock of The Greater Cannabis Company, Inc., which represent approximately 96.62% of the aggregate voting power of outstanding voting securities of The Greater Cannabis Company, Inc.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4 above, none of the Reporting Persons has effected any transaction in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by any Reporting Person
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 is incorporated herein by reference. The securities reported herein were acquired pursuant to the Series A Share Purchase Agreement and the Series B Share Purchase Agreement, copies of which were filed as Exhibits 10.1 and 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2026, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A. Principals of Trafalgar Asset Management, LLC Exhibit B. Joint Filing Agreement Exhibit C. Series A Share Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on July 7, 2026). Exhibit D. Series B Share Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on July 7, 2026) Exhibit E. Escrow Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed on July 7, 2026).

## Signatures
- Trafalgar Asset Management, LLC: /s/ Porfirio Sanchez Talavera, Porfirio Sanchez Talavera, Manager (07/16/2026)
- Porfirio Sanchez Talavera: /s/ Porfirio Sanchez Talavera, Porfirio Sanchez Talavera (07/16/2026)